For Immediate Release

CNSX:QSS

.

Corporate Update

August 16, 2010: VANCOUVER, BC: QMI SEISMIC INC. (CNSX: QSS) (the “Company” or “QMI”) is

pleased to announce it has commenced operations after the completion of the acquisition transaction.  The

Company continues to accept purchase orders from existing customers including Draka Elevator Products and has been able to establish new business relationships, one of which is with the Resort Municipality of Whistler through its distributor Nvirosense Technologies Inc.  The community of Whistler has adopted a sustainability plan called Whistler2020 and QMI will offer its solutions for safety and conservation to support Whistler’s vision.

The Company would also like to welcome Mr Raymond Wood to the Board of Directors.  Mr. Wood has over thirty years experience in manufacturing gas-related products, international sales and distribution, and obtaining product certification. He possesses in-depth knowledge of the gas industry market in North America, and has strong ties with distributors in Europe. Mr. Wood will continue as the President of QMI Technologies Inc. and will assist in guiding the development of QMI’s corporate strategy, formulating its business objectives and plans,

and overseeing the company’s day-to-day operations

About QMI:

QMI is a leading developer, manufacturer, and supplier of advanced commercial, industrial and residential electronic safety systems that detect the presence of gas leaks, water leaks, and seismic vibrations and then signals controls to shut off gas valves, water valves, and power inputs.  QMI holds international patented technology which allows for remote gas and water shutoff as well as many trademarks, certifications, and licenses.  QMI’s seismic detection products are used by some of the world’s largest companies and organizations including NASA and G.E. Rail.  The advanced early warning systems are designed to remotely shut-off utilities in the event of an earthquake and provide early warning to households. For more information visit www.qmimfg.com.

On Behalf of the Board:

Navchand Jagpal, President

QMI SEISMIC INC.

1250 West Hastings Street

Vancouver, BC

V6E 2M4

“The statements in this press Release may contain forward looking statements that involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.”

THE CANADIAN NATIONAL STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT  ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.